November 7, 2024

Susan Echard
Interim Chief Financial Officer
WM Technology, Inc.
41 Discovery
Irvine, CA 92618

        Re: WM Technology, Inc.
            Form 10-K for the Year Ended December 31, 2023
            Responses dated October 7, 2024 and October 9, 2024
            File No. 001-39021
Dear Susan Echard:

     We have reviewed your October 7, 2024 and October 9, 2024 responses to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 24, 2024 letter.

Form 10-K for the year ended December 31, 2023
General

1. Your response to prior comment 1 states that the restatement did not impact your executive compensation payments and, thus, no recovery was required. This was because the performance-based portion of your executive compensation payments was calculated and finalized based on financial results provided in your year-end financial statements, which already took into account the adjustments to the first three quarters of 2023 that resulted from the restatement, and the time-based RSUs were not granted on the basis of your performance or financial results. You also indicate you determined that no disclosure was required by Item 402(w) of Regulation S-K as there was no erroneously awarded compensation. However, Item 402(w)(2) of Regulation
       S-K requires disclosure of a brief explanation as to why application of your recovery policy resulted in no recovery of erroneously awarded compensation when you
 November 7, 2024
Page 2

       conclude that recovery is not required pursuant to your recovery policy. Please provide this disclosure in future filings.
        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Brian Camire